                             EXHIBIT 12

                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30,
(dollar amounts in thousands)	2004	2003

EARNINGS
Pre-tax income	$18,968	$35,428
Fixed charges	6,556	4,644

Total	$25,524	$40,072

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$5,899	$3,983
Interest portion of rental expenses	657	661

Total fixed charges	$6,556	$4,644

Ratio of earnings to fixed charges	3.9 x	8.6 x